TALEN ENERGY CORPORATION
2929 Allen Pkwy, Suite 2200
Houston, Texas 77019
July 8, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Talen Energy Corporation
Request for Acceleration of Effectiveness of Registration Statement on Form S-1
Registration No. 333-280341
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Talen Energy Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 9, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.
Please contact Matthew R. Pacey, Michael W. Rigdon or Anthony L. Sanderson of Kirkland & Ellis LLP, counsel to the Company, at (713) 836-3786, (713) 836-3647 or (713) 836-3424, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mark A. McFarland
Mark A. McFarland
Chief Executive Officer